                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            BALANCED CARE CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   057630-10-5
                                 (CUSIP Number)

                              IPC ADVISORS S.A.R.L.
                 28 RUE JEAN BAPTISTE FRESEZ, L-1542 LUXEMBOURG
                           TEL. NO.: 011-352-262-0471
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                RORY GREISS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                NOVEMBER 6, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                                             Page 1 of 60 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             Page 2 of 60 Pages.

                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP NO. 057630-10-5                                  PAGE   3   OF  60   PAGES
                                                           ------    -----
--------------------------                            --------------------------

--------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   IPC Advisors
--------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS)                                   (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3                SEC USE ONLY

--------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   WC
--------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                     [ ]
--------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Luxembourg
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   18,212,100
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          18,212,100
--------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   18,212,100
--------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   53.3%
--------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                             ------------------------
CUSIP NO. 057630-10-5                                 PAGE   4    OF  60  PAGES
                                                          ------    -----
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   LXB Investments Limited
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   N/A
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

--------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   18,212,100
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          18,212,100
--------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   18,212,100
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   53.3%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                            -------------------------
CUSIP NO. 057630-10-5                                 PAGE   5    OF 60   PAGES
                                                           ------   -----
--------------------------                            -------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Lillian Trust
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   N/A
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Guernsey, Channel Islands

-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   18,212,100
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          18,212,100
--------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   18,212,100
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   53.3%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                   OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                           ---------------------------
CUSIP No. 057630-10-5                                PAGE    6    OF  60   PAGES
                                                          -------   ------
--------------------------                           ---------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   VXM Investments Limited
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   WC
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   2,333,333.5
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          2,333,333.5
--------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,333,333.5
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.39%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP No. 057630-10-5                                  PAGE    7   OF  60 PAGES
                                                            ------   -----
--------------------------                            --------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                   Vivian Trust
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   N/A
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Guernsey, Channel Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   2,333,333.5
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          2,333,333.5
--------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   2,333,333.5
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   6.39%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                   OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                           ---------------------------
CUSIP NO. 057630-10-5                                PAGE   8   OF 60  PAGES
                                                          -----   ----
--------------------------                           ---------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   RH Investments Limited
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   WC
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   2,333,333.5
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          2,333,333.5
--------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   2,333,333.5
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]


--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   6.39%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                             ------------------------
CUSIP NO. 057630-10-5                                  PAGE   9    OF  60 PAGES
                                                            ------    ----
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Rachel Trust
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   N/A
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Guernsey, Channel Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   2,333,333.5
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          2,333,333.5
-------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   2,333,333.5
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]


-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   6.39%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                   OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP NO. 057630-10-5                                   PAGE   10  OF 60  PAGES
                                                             -----   -----
--------------------------                              ------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                   HR Investments Limited
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   WC
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   2,333,333
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          2,333,333
-------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   2,333,333
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]


-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   6.39%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                   CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP NO. 057630-10-5                                   PAGE   11  OF  60 PAGES
                                                             -------  ----
--------------------------                              ------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Henry Trust
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   N/A
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Guernsey Channel Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   2,333,333
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          2,333,333
-------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   2,333,333
-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]


-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.39%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                             ------------------------
CUSIP NO. 057630-10-5                                   PAGE  12   OF  60 PAGES
                                                             -----    ----
--------------------------                             ------------------------

-------------------------------------------------------------------------------
  1                NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   RBC Trustees (Guernsey) Limited
-------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                   INSTRUCTIONS)                                        (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
  3                SEC USE ONLY


-------------------------------------------------------------------------------
  4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   N/A
-------------------------------------------------------------------------------
  5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

-------------------------------------------------------------------------------
  6                CITIZENSHIP OR PLACE OF ORGANIZATION

                   Guernsey, Channel Islands
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

   NUMBER OF       0
               -----------------------------------------------------------------
    SHARES         SHARED VOTING POWER
                8
  BENEFICIALLY
                   25,212,100; 18,212,100 as trustee of the Lillian Trust;
                   2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; 2,333,333 as trustee of the
                   Henry Trust
    OWNED BY   -----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH       9
                   0
   REPORTING    ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH          25,212,100; 18,212,100 as trustee of the Lillian Trust;
                   2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; 2,333,333 as trustee of the Henry Trust

-------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   25,212,100; 18,212,100 as trustee of the Lillian Trust; 2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; and 2,333,333 as trustee of the Henry Trust

-------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]


-------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   61.2%
-------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
-------------------------------------------------------------------------------

     The Reporting Persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed in respect of the events of July 21, 2000 (the "Schedule 13D") in respect of the Common Stock, par value $0.001 per share, of Balanced Care Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

    "Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

     On November 6, 2000, HR Investments, RH Investments and VXM Investments (collectively, the "Lenders") agreed to loan the Issuer up to $8.0 million dollars, with the proceeds to be used by the Issuer to retire debt and for working capital (the "Loan"). The Loan has a maturity date of January 31, 2001 and is secured by a pledge of the stock of certain of the Issuer's subsidiaries.

     Also on November 6, 2000, IPC Advisors and the Issuer entered into a letter agreement (the "Letter Agreement") pursuant to which, IPC Advisors indicated that it would consider making an offer of $1.00 per common share in cash for the entire equity interest in the Issuer not already owned by IPC Advisors, subject to the completion of due diligence satisfactory to IPC Advisors in its sole discretion, and to the negotiation and execution of mutually satisfactory definitive documentation (the "Proposed Offer"). Under the Letter Agreement, in consideration of the Lenders' willingness to make the Loan and in further consideration of IPC Advisors incurring time and expense in conducting due diligence, the Issuer agreed to amend Section 6.8 of the Subscription Agreement dated as of October 8, 1999 between the Issuer and IPC Advisors to permit IPC Advisors to make the Proposed Offer and, subject to the fiduciary duties of the Issuer's board of directors, not to solicit, participate in discussions or negotiations concerning or furnish information to any person other than IPC Advisors until January 15, 2001. In addition, the Special Committee of the board of directors of the Issuer confirmed that it had determined that the consideration of $1.00 per share in cash for each share of the Company's outstanding common stock not owned by IPC Advisors and its affiliates was advisable and fair to the stockholders of the Issuer and, subject to negotiation of definitive agreements relating to the Proposed Offer acceptable to the Special Committee, the Special Committee would recommend that the board of directors of the Issuer approve and adopt such definitive agreements and the Special Committee would then recommend that stockholders of the Issuer tender into and/or vote to approve and adopt such definitive agreements. In the Letter Agreement, the Issuer acknowledged that IPC Advisors would not be under any obligation to make such Proposed Offer. The Special Committee has received an opinion from Raymond James and Associates, Inc., its financial advisors, to the effect that, subject to certain assumptions, limitations and qualifications, cash consideration of $1.00 per share is fair to the stockholders of the Issuer from a financial point of view.

     Excluding the Loan Agreement and the Letter Agreement discussed above, none of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right, subject to the terms and conditions of the Subscription Agreement, to subsequently devise or implement plans or


                                                           Page 13 of 60 Pages
proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above."


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Letter Agreement, dated November 6, 2000, by and among IPC Advisors, the Issuer and the Special Committee of the board of directors of the Issuer.

         Exhibit 2. Promissory Note, dated November 6, 2000, made by the Issuer, to the order of RH Investments Limited.

         Exhibit 3. Promissory Note, dated November 6, 2000, made by the Issuer, to the order of HR Investments Limited.

         Exhibit 4. Promissory Note, dated November 6, 2000, made by the Issuer, to the order of VXM Investments Limited.

         Exhibit 5. Amendment and Joinder to Stock Pledge Agreement, dated November 6, 2000, between the Issuer and its subsidiaries, certain other companies and the secured parties thereto.


                                    SIGNATURE

         After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated:  November 13, 2000
                                          IPC Advisors S.a.r.l.


                                          By: /s/ J.B. Unsworth
                                          ------------------------------------
                                          Name: J. B. Unsworth
                                          Title: Director


                                                           Page 14 of 60 Pages

Dated:  November 13, 2000                 LXB Investments Limited


                                          By: /s/ J. B. Unsworth
                                             ---------------------------------
                                          Name: J. B. Unsworth
                                          Title: Director


                                          Lillian Trust by The Monument Trust
                                          Company Limited in its capacity as
                                          Trustee

                                          By: /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director


                                          The Monument Trust Company Limited
                                          in its capacity as Trustee of the
                                          Lillian Trust

                                          By: /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director


                                          VXM Investments Limited

                                          By: /s/ J. B. Unsworth
                                             ---------------------------------
                                          Name: J. B. Unsworth
                                          Title: Director


                                          Vivian Trust by The Monument Trust
                                          Company Limited in its capacity as
                                          Trustee

                                          By: /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director


                                          The Monument Trust Company Limited
                                          in its capacity as Trustee of the
                                          Vivian Trust

                                          By: /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director

                                                           Page 15 of 60 Pages

Dated:  November 13, 2000                 RH Investments Limited

                                          By: /s/ J. B. Unsworth
                                             ---------------------------------
                                          Name: J. B. Unsworth
                                          Title: Director

                                          Rachel Trust by RBC Trustees
                                          (Guernsey) Limited in its capacity as
                                          Trustee

                                          By: /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director

                                          RBC Trustees (Guernsey) Limited
                                          in its capacity as Trustee of the
                                          Rachel Trust

                                          By:  /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director

                                          HR Investments Limited

                                          By: /s/ J. B. Unsworth
                                             ---------------------------------
                                          Name: J. B. Unsworth
                                          Title: Director

                                          Henry Trust by RBC Trustees
                                          (Guernsey) Limited in its capacity
                                          as Trustee

                                          By:  /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director

                                          RBC Trustees (Guernsey) Limited
                                          in its capacity as Trustee of the
                                          Henry Trust

                                          By:  /s/ G. R. LePage
                                             ---------------------------------
                                          Name:    G. R. LePage
                                          Title:   Director




                                                           Page 16 of 60 Pages.